UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number:
Crescent Real Estate Equities Company
(Exact name of registrant as specified in its charter)
c/o MORGAN STANLEY
1585 Broadway
New York, New York 10036
(212) 761-4000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Shares of Beneficial Interest par value $0.01 per share
Series A Convertible Cumulative Preferred Shares of Beneficial Interest par value $0.01 per share
Series B Cumulative Redeemable Preferred Shares of Beneficial Interest par value $0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Moon Acquisition LLC (as surviving entity of its merger with Crescent Real Estate Equities Company) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MOON ACQUISITION LLC (as surviving entity of its merger with Crescent Real Estate Equities Company)
Date: August 3, 2007	By:	/s/ Michael T. Quinn
Michael T. Quinn
Vice President